April 18, 2006

Via Facsimile and U.S. Mail 414-570-9666

Curtis E. Sawyer
Senior Vice President and Chief Financial Officer
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, WI  53154

	RE:	  Midwest Air Group, Inc.
  File No. 1-13934
        Form 10-K:  For the fiscal year ended December 31, 2005

Dear Mr. Sawyer:

      We have reviewed your response letter dated March 31, 2006, and have the following comment. Please file restated financial statements as indicated in the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a restatement is unnecessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K:  For the fiscal year ended December 31, 2005

Note 4:  Financing Agreements

Credit Card Holdback

1. In your analogy to the example in footnote 1 to SFAS 95 you have not analyzed a significant distinction. In the example, the bank credits proceeds to a customer`s demand deposit account. In your situation, however, the proceeds are credited directly into an account of U.S. Bank in which you have no access. Footnote 1 to SFAS
95 indicates that cash includes demand deposits and other kinds of accounts that have the general characteristics of demand deposits in that the customer may effectively withdraw funds at any time without prior notice or penalty. Since the cash received by U.S. Bank is at no time in a demand deposit or similar account, it is erroneous to present it as an operating cash inflow. Consequently, please restate your financial statements to present the cash received by U.S. Bank on your behalf as a noncash investing activity in accordance with the guidance in paragraph 32 of SFAS 95.


*    *    *    *

      Please file your response to our comment and an amended Form 10-K within ten business days from the date of this letter.
Please
understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307, or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief
Midwest Air Group, Inc.
April 18, 2006
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